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                          August 18, 2021

       Bernard Rubin
       Chief Executive Officer
       ENTERTAINMENT ARTS RESEARCH, INC.
       19109 W Catawba Ave, Suite 200
       Cornelius, NC 28031

                                                        Re: ENTERTAINMENT ARTS
RESEARCH, INC.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 12,
2021
                                                            File No. 024-11608

       Dear Mr. Rubin:

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A.
More
       specifically, your offering statement fails to include financial statements for all the time periods required for a Tier 1 Offering pursuant to paragraph (b) of Part F/S of Form 1-A. In addition, please note that at the market offerings are not eligible under Rule 251(d)(3)(ii) of Regulation A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Ruairi
Regan at 202-551-3269 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Milan Saha, Esq.